EX-21
                DESCRIPTION>SUBSIDIARIES OF THE REGISTRANT

                    SUBSIDIARIES OF THE REGISTRANT

Goshen Energy, Inc., a Nevada corporation

St. Clair Superior Apartment, Inc., an Ohio corporation

The Millionaire Lifestyle Group, LLC, a Missouri limited liability company